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NOBLE AFFILIATES, INC.  NEWS
P. O. Box 1967 Ardmore, OK 73402
For further information, contact:
William D. Dickson (405) 223-4110

FOR IMMEDIATE RELEASE

 NOBLE AFFILIATES SUBSIDIARY ENTERS AGREEMENT TO SETTLE CLAIM IN COLUMBIA TRANSMISSION BANKRUPTCY CASE

   ARDMORE, Okla., May 1 -- Noble Affiliates, Inc. (NYSE) announced today that its wholly owned subsidiary, Samedan Oil Corporation, has entered into an agreement to settle its bankruptcy claim against Columbia Gas Transmission Corporation, a subsidiary of Columbia Gas System, Inc. Columbia Transmission and its parent company filed for protection from creditors under Chapter 11 of the United States Bankruptcy Code on July 31, 1991. Shortly after the filing of its Chapter 11 petition, Columbia Transmission, pursuant to the provisions of the Bankruptcy Code, rejected a number of its long-term gas purchase contracts with producers, including a long-term gas purchase contract with Samedan.

   Samedan has become a party to a comprehensive producer settlement agreement entered into with Columbia Transmission and Columbia Gas System, Inc. in connection with their plans of reorganization filed in the Bankruptcy Court on April 17, 1995. The producer settlement, if approved, would provide Samedan with a right to receive a distribution, upon confirmation of a Columbia Transmission plan of reorganization, in the amount of $48,925,000, which amount would be based on an agreed claim against Columbia Transmission of $71,034,483. In addition, the proposed settlement would give Samedan a contingent right to receive approximately $2,575,000 upon the resolution of certain other contested producer claims.

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   The producer settlement to which Samedan is now a party is subject to various conditions, including approval by the Bankruptcy Court and confirmation of plans of reorganization in the Columbia bankruptcy cases. The confirmations of the plans of reorganization are subject to approval by, among others, various classes of creditors, the Bankruptcy Court, the Securities and Exchange Commission and the Federal Energy Regulatory Commission.

   Because of both the contingent nature of the Columbia Transmission producer settlement agreement and the uncertain timing of any receipt by Samedan of its distribution, no accounting accrual of the revenues recoverable in respect of Samedan's claim against Columbia Transmission will be made at this time.

   Noble Affiliates, Inc. is an independent energy company with exploration and production operations throughout major basins in the United States, including the Gulf of Mexico, as well as international operations primarily in Canada, Tunisia and Equatorial Guinea. Its common stock is listed on the NYSE under the symbol "NBL."